UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Date 29 September 2011

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 29 September, 2011 it purchased for cancellation 1,100,000 "B" Shares at a price of 2010.29 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,273,423 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,668,368,514

Release Date 30 September 2011

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 30 September, 2011 it purchased for cancellation 660,000 "B" Shares at a price of 2000.29 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,273,423 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,667,708,514.

Release Date 3 October 2011

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 3 October, 2011 it purchased for cancellation 1,025,000 "B" Shares at a price of 1964.78 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,273,423 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,666,683,514

Release Date 4 October 2011

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 4 October, 2011 it purchased for cancellation 975,000 "B" Shares at a price of 1926.18 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,273,423 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,665,708,514

Release Date 5 October 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 5 October, 2011 it purchased for cancellation 750,000 "B" Shares at a price of 2006.71 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,273,423 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,664,958,514

Release Date 6 October 2011

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 6 October, 2011 it purchased for cancellation 855,000 "B" Shares at a price of 2032.65 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,273,423 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,664,103,514

Release Date 7 October 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 7 October, 2011 it purchased for cancellation 620,000 "B" Shares at a price of 2081.46 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,273,423 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,663,483,514

Release Date 10 October 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 10 October, 2011 it purchased for cancellation 161,635 "B" Shares at a price of 2110.41 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,273,423 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,663,321,879

Release Date 11 October 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 11 October, 2011 it purchased for cancellation 524,155 "B" Shares at a price of 2125.28 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,273,423 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,662,797,724

Release Date 12 October 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 12 October, 2011 it purchased for cancellation 151,277 "B" Shares at a price of 2150.32 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,273,423 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,662,646,447

Release Date 1 November 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 1 November, 2011 it purchased for cancellation 226,323 "B" Shares at a price of 2165.53 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,273,423 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,662,420,124

Release Date 22 November 2011

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 22 November, 2011 it purchased for cancellation 71,887 "B" Shares at a price of 2205.33 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,273,423 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,662,348,237

Release Date 24 November 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 24 November, 2011 it purchased for cancellation 98,424 "B" Shares at a price of 2144.50 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,273,423 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,662,249,813

Release Date 28 November 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 28 November, 2011 it purchased for cancellation 675,000 "B" Shares at a price of 2200.58 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,273,423 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,661,574,813

Release Date 29 November 2011

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 29 November, 2011 it purchased for cancellation 171,641 "B" Shares at a price of 2194.63 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,273,423 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,661,403,172

Release Date 29 March 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 29 March, 2012 it purchased for cancellation 717,134 "B" Shares at a price of 2201.26 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,660,686,038

Release Date 30 March 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 30 March, 2012 it purchased for cancellation 608,232 "B" Shares at a price of 2197.56 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,660,077,806

Release Date 2 April 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 2 April, 2012 it purchased for cancellation 406,422 "B" Shares at a price of 2183.38 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,659,671,384.

Release Date 4 April 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 4 April, 2012 it purchased for cancellation 507,549 "B" Shares at a price of 2190.00 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,659,163,835

Release Date 5 April 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 5 April, 2012 it purchased for cancellation 860,000 "B" Shares at a price of 2190.57 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,658,303,835

Release Date 10 April 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 10 April, 2012 it purchased for cancellation 740,643 "B" Shares at a price of 2171.03 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,657,563,192

Release Date 11 April 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 11 April, 2012 it purchased for cancellation 930,000 "B" Shares at a price of 2172.01 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,656,633,192

Release Date 12 April 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 12 April, 2012 it purchased for cancellation 980,000 "B" Shares at a price of 2121.32 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,655,653,192

Release Date 13 April 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 13 April, 2012 it purchased for cancellation 1,081,068 "B" Shares at a price of 2182.13 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,654,572,124

Release Date 16 April 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 16 April, 2012 it purchased for cancellation 745,000 "B" Shares at a price of 2185.38 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,653,827,124

Release Date 17 April 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 17 April, 2012 it purchased for cancellation 313,460 "B" Shares at a price of 2191.11 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,653,513,664

Release Date 18 April 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 18 April, 2012 it purchased for cancellation 290,564 "B" Shares at a price of 2194 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,653,223,100

Release Date 16 May 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 16 May, 2012 it purchased for cancellation 521,000 "B" Shares at a price of 2074.49 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,652,702,100

Release Date 17 May 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 17 May, 2012 it purchased for cancellation 890,000 "B" Shares at a price of 2054.26 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,651,812,100

Release Date 18 May 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 18 May, 2012 it purchased for cancellation 800,000 "B" Shares at a price of 2043.71 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,651,012,100

Release Date 21 May 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 21 May, 2012 it purchased for cancellation 740,000 "B" Shares at a price of 2053.82 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,650,272,100

Release Date 22 May 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 22 May, 2012 it purchased for cancellation 510,000 "B" Shares at a price of 2075.33 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,649,762,100

Release Date 23 May 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 23 May, 2012 it purchased for cancellation 864,000 "B" Shares at a price of 2054.64 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,648,898,100

Release Date 24 May 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 24 May, 2012 it purchased for cancellation 750,000 "B" Shares at a price of 2070.04 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,648,148,100

Release Date 25 May 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 25 May, 2012 it purchased for cancellation 511,000 "B" Shares at a price of 2073.31 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,647,637,100

Release Date 28 May 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 28 May, 2012 it purchased for cancellation 520,000 "B" Shares at a price of 2084.66 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,647,117,100

Release Date 29 May 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 29 May, 2012 it purchased for cancellation 488,251 "B" Shares at a price of 2082.73 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,646,628,849

Release Date 30 May 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 30 May, 2012 it purchased for cancellation 785,000 "B" Shares at a price of 2056.86 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,645,843,849

Release Date 31 May 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 31 May, 2012 it purchased for cancellation 767,416 "B" Shares at a price of 2077.45 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,645,076,433

Release Date 1 June 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 1 June, 2012 it purchased for cancellation 925,000 "B" Shares at a price of 2065.44 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,644,151,433

---------------------------------------------------------------------------------
This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 4 June 2012	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary